SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ———— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 4, 2021	TOKYO
TORONTO

VIA EDGAR

Ms. Cara Wirth

Mr. Dietrich King

Mr. Scott Stringer

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AiHuiShou International Co. Ltd. (CIK No. 0001838957)
Registration Statement on Form F-1 (File No. 333-256615)

Dear Ms. Wirth, Mr. King, Mr. Stringer and Ms. Cvrkel:

On behalf of our client, AiHuiShou International Co. Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 3, 2021 on the Company’s registration statement on Form F-1 initially filed on May 28, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to the Registration Statement and certain exhibits via EDGAR with the Commission.

Securities and Exchange Commission

June 4, 2021

The Company respectfully advises the Staff that the Company currently plans to file another amendment to the Registration Statement containing a preliminary prospectus with the estimated offering size and price range on or about June 11, 2021 and request that the Staff declare the effectiveness of the Registration Statement on or about June 17, 2021. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-1 filed May 28, 2021

Business

Our Strategic Partners

Other Internet Platforms, page 167

1.	Please revise the description of your business cooperation framework agreement with Kuaishou to disclose that the term of the initial agreement is 36 months.

In response to the Staff’s comments, the Company has revised the disclosure on pages 155 and 162.

Related Party Transactions, page 206

2.

We note that you have included information in your Transactions with Related Parties section for transactions for the three months ended March 31, 2021. Please update this disclosure through the date of this document. See Item 7.B of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on page 208.

Description of Share Capital, page 209

3.

Please revise your Description of Share Capital section to reflect the exclusive forum provision included in Exhibit 3.2. Additionally, please revise your Description of American Depositary Shares to state whether the exclusive forum provision applies to actions arising under the Securities Act and Exchange Act.

Securities and Exchange Commission

June 4, 2021

In response to the Staff’s comments, the Company has revised the disclosure on pages 214 and 237.

*        *         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Kerry Xuefeng Chen, Chief Executive Officer, AiHuiShou International Co. Ltd.

Chen Chen, Chief Financial Officer, AiHuiShou International Co. Ltd.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen C. Wang, Partner, Latham & Watkins LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP